HSM HOLDINGS, INC.

July 17, 2009

Ms. Tia Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Health Care Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re: HSM Holdings, Inc. Form 10-K/A for the year ended December 31, 2008

Dear Ms. Jenkins:

As requested in your June 15, 2009 letter to Anthony Hu of HSM Holdings, Inc. (the "Company"), the Company has amended its Form 10-K for the year ended December 31, 2008, filed on January 27, 2009 (the "Original 10-K"). The Company's Form 10-K/A for the year ended December 31, 2008, filed today (the "10-K/A"), reflects the following corrections in response to your June 15, 2009 letter:

1. The Report of Independent Registered Public Accounting Firm dated January 14, 2009 (the "Audit Report"), contained in Item 8 of the Original 10-K, has been revised to delete the incorrect reference to "Indestructible I, Inc." in the third paragraph, and to replace such term with "HSM Holdings, Inc." In addition, the electronic signature of Gately & Associates, L.L.C., the accounting firm which performed the audit, has been placed on the revised Audit Report (with the Company planning to maintain custody of the manually signed version in accordance with Item 302 of Regulation S-T), and the date of such report has been changed to July 15, 2009. Although the 10-K/A includes Item 8 in its entirety, the above-described changes reflect the only changes thereto.

2. The Section 302 Certification contained in the 10-K/A, signed by G. Darcy Klug as the Company's Chief Executive Officer and Chief Financial Officer, properly refers to the Company as the "registrant." In the Section 302 Certifications contained in the Original 10-K, the Company was improperly referred to as "small business issuer." The Section 302 Certification contained in the 10-K/A also differs from the Section 302 Certifications contained in the Original 10-K in the following respect: paragraphs 4 and 5, normally required to be included under Exchange Act Rule 13a-14(a), have been omitted from the Section 302 Certification contained in the 10-K/A because the 10-K/A does not contain or amend disclosure pursuant to Item 307 or Item 308 of Regulation S-K, nor do the circumstances necessitating the filing of the 10-K/a dictate that paragraphs 4 and 5 be included in the 10-K/A's Section 302 Certification. Such omissions are considered proper based on Section 161 of the Compliance and Disclosure Interpretations to Exchange Act Sections 12, 13 and 15.

Ms. Tia Jenkins

Senior Assistant Chief Accountant

July 17, 2009

Your letter notes that the Section 302 Certifications contained in the Company's Form 10-Q for the quarter ended March 31, 2009 also referred to the Company as "small business issuer." The Company hereby confirms that in any amendments to such Form 10-Q, and in the Company's future filings requiring Section 302 Certifications, it will ensure that the Section 302 Certifications refer to the Company as "registrant," not as "small business issuer."

In connection with its filing of the 10-K/A, the Company also hereby acknowledges that:

(i) the Company is responsible for the adequacy and accuracy of the disclosures in the 10-K/A;

(ii) staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing of the 10-K/A; and

(iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the above, please contact G. Darcy Klug at 1118 Jefferson Street, Lafayette, Louisiana 70501 (the Company's principal executive office as of June 19, 2009).

HSM Holdings, Inc.

By: /s/ G. Darcy Klug

G. Darcy Klug,

Chief Executive Officer

cc: Mr. James J. Spring, III (Chamberlain, Hrdlicka, White, Williams & Martin)

0740491.01